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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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                                   FORM 11-K

             [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994
                                       OR
             [    ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              FOR THE TRANSITION PERIOD FROM .........TO ........

                         COMMISSION FILE NUMBER 1-7867



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                     WEATHERFORD INTERNATIONAL INCORPORATED
                          EMPLOYEE STOCK PURCHASE PLAN

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                     WEATHERFORD INTERNATIONAL INCORPORATED
                            1360 POST OAK BOULEVARD
                                   SUITE 1000
                             HOUSTON, TEXAS  77056

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Weatherford International Incorporated:

    We have audited the accompanying statements of net assets of the Weatherford International Incorporated Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the plan administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Weatherford International Incorporated Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the changes in net assets for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Houston, Texas
March 24, 1995

                                      F-1

                     WEATHERFORD INTERNATIONAL INCORPORATED
                          EMPLOYEE STOCK PURCHASE PLAN

                            STATEMENTS OF NET ASSETS

                           DECEMBER 31, 1994 AND 1993


                                                             1994        1993
                                                           ---------  ----------
  ASSETS

Common Stock of Weatherford International Incorporated,
 at quoted market value - 27,860 shares (cost $238,289)
 and 40,723 shares (cost $274,692), respectively.........  $271,635   $ 432,682
                                                           --------   ---------

Contributions receivable -
 Company.................................................     4,240       4,362
 Participants............................................    12,741      13,100
                                                           --------   ---------
                                                             16,981      17,462
                                                           --------   ---------
 Cash....................................................     1,639       1,559
                                                           --------   ---------
   Total Assets .........................................   290,255     451,703
                                                           --------   ---------

  LIABILITIES

Withdrawals due participants.............................    (1,560)   (156,458)
                                                           --------   ---------
   Net Assets............................................  $288,695   $ 295,245
                                                           ========   =========




   The accompanying notes are an integral part of these financial statements.

                                      F-2

                     WEATHERFORD INTERNATIONAL INCORPORATED
                          EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994



                                                        1994         1993         1992
                                                     ----------  ------------  ----------

Realized gain (loss) on the sale or distribution
     of Weatherford International Incorporated
     Common Stock, net.............................  $  91,105   $   498,161   $    (926)

Changes in unrealized appreciation (depreciation)
       of Weatherford International Incorporated
       Common Stock................................   (124,644)       95,989     108,485

Contributions:
     Company.......................................     44,626        46,332     169,512
     Participants..................................    133,651       138,946     192,426

Withdrawals by participants:
     Common Stock, at market value.................   (151,123)   (1,040,614)   (263,532)
     Cash..........................................       (165)         (280)        (95)
                                                     ---------   -----------   ---------

Increase (decrease) in net assets..................     (6,550)     (261,466)    205,870

Net Assets, at beginning of year...................    295,245       556,711     350,841
                                                     ---------   -----------   ---------

Net Assets, at end of year.........................  $ 288,695   $   295,245   $ 556,711
                                                     =========   ===========   =========




   The accompanying notes are an integral part of these financial statements.

                                      F-3

                     WEATHERFORD INTERNATIONAL INCORPORATED
                          EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

     BASIS OF ACCOUNTING -

     The accompanying financial statements of the Weatherford International Incorporated Employee Stock Purchase Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan's investment in the common stock (the "Common Stock") of Weatherford International Incorporated (the "Company") is reported at quoted market value (see Note 3).

     PARTICIPANT ACCOUNTS -

     Texas Commerce Bank N.A., Trustee for the Plan (the "Trustee"), maintains a separate account for each participating employee. The Trustee allocates to each account the number of shares of the Company's Common Stock purchased with contributions credited to such account. The Plan contained 117 and 116 active participants as of December 31, 1994 and 1993, respectively.

     COMMON STOCK VALUATION -

     The Common Stock is reflected in the accompanying financial statements at quoted market value, as listed on the national securities exchange on which the Common Stock is traded. The changes in the difference between the quoted market value and the cost of shares not withdrawn are reported as changes in unrealized appreciation (depreciation) in the Statements of Changes in Net Assets (see Note
4). Realized gains (losses) on the sale or distribution of Common Stock are reported on the average cost method.

     EXPENSES -

     The expenses of the Plan, except transfer taxes and other expenses paid by participating employees on withdrawals, are paid by the Company. With respect to purchases of Common Stock on the open market, if any, brokerage fees are paid by the Company.

(2)  PROVISIONS OF THE PLAN -

     GENERAL -

     The Plan was established for the purpose of affording eligible employees of the Company and its subsidiaries an opportunity to regularly and systematically invest in the Company's Common Stock.

     ADMINISTRATION -

     The Plan is administered by a committee (the "Administrative Committee") of not less than three persons appointed from time to time by the Board of Directors of the Company.

                                      F-4

     ELIGIBILITY -

     Subject to certain restrictions imposed by foreign countries in which the Company maintains offices, every full-time non-U.S. employee and every full-time U.S. employee not eligible for the Company's 401(k) Savings Plan is eligible to participate in the Plan after completing one year of active continuous service. Prior to January 1, 1993, every full-time employee of the Company was eligible to participate in the Plan after completing six months of active continuous service.

     PARTICIPANT CONTRIBUTIONS -

     An eligible employee may contribute by payroll deductions two to six percent of his base salary, but in no event less than $20 per month or more than $500 per month.

     COMPANY CONTRIBUTIONS -

     The Company contributes an amount equal to 33 1/3 percent of each participant's contribution. Prior to January 1, 1993, the Company contributed an amount equal to a percentage, as set forth below, of each participant's contribution.

             YEARS OF                            COMPANY
        COMPLETED SERVICE                     CONTRIBUTION
       ---------------------                  ------------

     At least 6 months but less than 2 years       25%
     At least 2 years but less than 5 years        50%
     At least 5 years                             100%

     Participants vest immediately in both their contributions to the Plan and all Company contributions made on their behalf.

     THE TRUSTEE AND PURCHASES OF COMMON STOCK -

     The Trustee maintains custody of the Plan's assets and uses the participant's payroll deductions, the Company's contributions and cash dividends received to purchase Common Stock of the Company. The Company has not declared or paid any dividends on its Common Stock since December 1982 and does not anticipate paying dividends on its Common Stock at any time in the foreseeable future.

     The Company's Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the national securities exchange on which the Common Stock is listed.

     WITHDRAWALS AND TERMINATION OF EMPLOYMENT -

     A participating employee may withdraw part or all of the whole shares of Common Stock in his account as of March 31 of any calendar year after giving written notice prior to March 1. Cash in lieu of fractional shares and any other credits in his account will also be paid to the withdrawing employee.

     On termination of employment, a distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares of Common Stock and cash adjustments as described above.

                                      F-5

     FEDERAL INCOME TAX CONSEQUENCES -

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Subject to differing tax consequences imposed by foreign countries in which the Company maintains offices, amounts contributed by an employee to the Plan through payroll deductions and amounts contributed by the Company are treated as part of the employee's salary or wages, which are subject to withholding taxes and are taxed, with the rest of his compensation, as ordinary income. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

     AMENDMENT, SUSPENSION AND TERMINATION -

     Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Administrative Committee's judgment, retroactively adversely affect the rights of participants.

(3)  INVESTMENT ACTIVITY AND VALUATION -

     The following table sets forth the investment activity, aggregate cost and market value of Common Stock for each of the three years in the period ended December 31, 1994:

                                                           MARKET
                                     SHARES      COST      VALUE
                                    --------  ----------  --------

BALANCE, December 31, 1991........   72,102   $ 370,943   $324,459
                                                          ========
     Purchases....................   72,817     363,960
     Withdrawals by participants..  (55,698)   (272,731)
                                    -------   ---------

BALANCE, December 31, 1992........   89,221     462,172   $524,173
                                                          ========
     Purchases....................   22,054     198,836
     Withdrawals by participants..  (70,552)   (386,316)
                                    -------   ---------

BALANCE, December 31, 1993........   40,723     274,692   $432,682
                                                          ========
     Purchases....................   16,754     178,683
     Withdrawals by participants..  (29,617)   (215,086)
                                    -------   ---------

BALANCE, December 31, 1994........   27,860   $ 238,289   $271,635
                                    =======   =========   ========

     The market value per share of Common Stock was $10.63 on December 31, 1993 and $9.75 on December 31, 1994.

                                      F-6

(4)  CHANGES IN UNREALIZED APPRECIATION (DEPRECIATION) -

     The changes in unrealized appreciation (depreciation) of Common Stock for each of the three years in the period ended December 31, 1994 are as follows:

                                                             1994       1993      1992
                                                          ----------  --------  ---------

         Unrealized appreciation (depreciation)
           at end of year...............................  $  33,346   $157,990  $ 62,001

         Less:  Unrealized appreciation (depreciation)
           at beginning of year.........................    157,990     62,001   (46,484)
                                                          ---------   --------  --------

         Changes in unrealized appreciation
              (depreciation)............................  $(124,644)  $ 95,989  $108,485
                                                          =========   ========  ========


                                      F-7

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           WEATHERFORD INTERNATIONAL INCORPORATED
                           EMPLOYEE STOCK  PURCHASE PLAN


March 28, 1995             By           NORMAN W. NOLEN
                             -------------------------------------------
                                        Norman W. Nolen
                              Senior Vice President, Chief Financial
                               Officer and Treasurer of Weatherford
                               International Incorporated
                              Member of the Plan Administrative Committee

                                      F-8